1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
JOHN M. THORNTON john.thornton@dechert.com +1 202 261 3377 Direct +1 202 261 3077 Fax

October 10, 2013

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Variable Insurance Trust (the “Registrant”) File Nos. 333-35883 and 811-08361

Dear Ms. Vroman-Lee:

This letter responds to comments you provided to Jessica Howell and me in a telephonic discussion on October 7, 2013, with respect to your review of Post-Effective Amendment No. 35 (“PEA No. 35”) to the Registrant’s registration statement filed with the Securities and Exchange Commission on September 24, 2013. PEA No. 35 was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 for the purpose of registering Institutional Shares of Goldman Sachs Global Markets Navigator Fund (“Global Markets Navigator Fund”) and Goldman Sachs Money Market Fund (“Money Market Fund,” and together with the Global Markets Navigator Fund, the “Funds”). We have reproduced your comments below, followed by our responses.

Prospectuses

1.	Comment: With respect to each Fund, please delete footnote 1 to the “Annual Fund Operating Expenses” table. Additionally, with respect to the Global Markets Navigator Fund, please delete the first sentence of footnote 2. Such disclosure is neither required nor permitted by Form N-1A.

Response: The Funds have incorporated the first part of this comment.

The Global Markets Navigator Fund has retained the first sentence of footnote 2 (now footnote 1) to its “Annual Fund Operating Expenses” table. Under Instruction 3(d)(ii)(B) to Item 3, a fund is required to provide a footnote to its “Annual Fund Operating

October 10, 2013 Page 2

Expenses” table if there have been any changes in “Annual Fund Operating Expenses” that would materially affect the information disclosed in the table. The Fund is relatively new, having commenced operations on April 16, 2012, and as of this date, the Fund’s gross “Annual Fund Operating Expenses” are materially different from the figure provided in the Fund’s “Financial Highlights” for the period ended December 31, 2012 (in addition, the figure provided in the Financial Highlights includes the distribution fees of the Fund’s Services Shares; the Fund’s new Institutional Shares have no such distribution fee). Therefore, the Fund believes it is necessary and appropriate to include this disclosure in the footnote to the table.

2.	Comment: Under “Portfolio Turnover” in the Global Markets Navigator Fund’s Prospectus, please state the period for which the Fund’s portfolio turnover rate is provided (the Fund commenced operations in 2012). Additionally, as the Fund’s portfolio turnover rate is 300% for the period, please include “active trading risk” as a principal risk of the Fund.

Response: The Fund has incorporated this comment (although the Fund refers to such risk as “Portfolio Turnover Rate Risk”).

3.	Comment: Under “Investment Management Approach—Other Investment Practices and Securities” in each Fund’s Prospectus, please consider providing a more direct link to the website containing the Fund’s portfolio holdings disclosure than that currently provided (http://www.goldmansachsfunds.com).

Response: The link noted in this comment is to the Registrant’s web page, and the Registrant believes that such an approach is consistent with Instruction 3(b)(3) to Item 16(f) of Form N-1A because investors can locate this portfolio holdings information from the Registrant’s web page (by selecting “Literature” and then choosing the particular fund that is of interest from the drop-down boxes; links to fund-specific portfolio holdings information (and other documents and information) are then provided on a single page for each fund). Moreover, the Registrant believes that more direct links would be lengthy, potentially confusing to investors (in multiple fund prospectuses within the Goldman Sachs Fund complex, a prospectus would need to include a separate lengthy link for each fund), and operationally difficult to maintain. The Funds respectfully decline to incorporate this comment.

4.	Comment: Under “Investment Management Approach—Other Investment Practices and Securities” in the Global Markets Navigator Fund’s Prospectus, please explain supplementally the function of each “10” appearing in the heading of the “Investment Practices” and “Investment Securities” tables. Additionally, please delete the explanatory note “Percent of net assets (excluding borrowings for investment purposes) (roman type)” appearing in the heading above the “Investment Practices” and “Investment Securities” tables, as it is not utilized in the tables.

October 10, 2013 Page 3

Response: Each “10” in the heading of the “Investment Practices” and “Investment Securities” tables serves to illustrate the appearance of italic or roman type. Each kind of type indicates whether a percentage limitation (if applicable) on such practice or investment relates to the Fund’s “total assets (including securities lending collateral)” (in which case it is denoted in italic type) or “net assets (excluding borrowings for investment purposes)” (in which case it is denoted in roman type).

The Fund has incorporated the second part of this comment.

5.	Comment: With respect to the Global Markets Navigator Fund, please explain supplementally why investing in other investment companies is not listed as a principal risk of the Fund, given that the Fund may invest up to 10 percent of its total assets in other investment companies.

Response: The Fund included in PEA No. 35 the following (“Expenses Risk”) as a principal risk:

“By investing in pooled investment vehicles (including investment companies and ETFs), partnerships and REITs indirectly through the Fund, the investor will incur a proportionate share of the expenses of those other pooled investment vehicles, partnerships and REITs held by the Fund (including operating costs and investment management fees), in addition to the expenses of the Fund.”

Substantially similar disclosure also appeared in PEA No. 35 under “Risks of the Fund.”

However, for clarity, the Fund has renamed and enhanced this risk disclosure as follows:

“Pooled Investments Risk. By investing in pooled investment vehicles (including investment companies and ETFs), partnerships and REITs indirectly through the Fund, investors will incur a proportionate share of the expenses of the other pooled investment vehicles, partnerships and REITs held by the Fund (including operating costs and investment management fees), in addition to the fees and expenses regularly borne by the Fund. In addition, the Fund will be affected by the investment policies, practices and performance of such investments in direct proportion to the amount of assets the Fund invests therein.”

October 10, 2013 Page 4

Statement of Additional Information (“SAI”)

6.	Comment: Please properly superscript any service marks appearing throughout the SAI.

Response: The Funds have incorporated this comment.

Part C

7.	Comment: Please explain supplementally whether the Funds’ Plan in Accordance with Rule 18f-3 will require revisions to reflect the offering of Institutional Shares by the Funds.

Response: The Registrant hereby confirms that its Plan in Accordance with Rule 18f-3 does not require revisions to reflect the offering of Institutional Shares by the Funds, because it already describes the Registrant’s Institutional Shares, the characteristics of which are not changing.

General Comments

8.	Comment: PEA No. 35 omitted certain required information. Please confirm that all required information will be filed with the SEC in the Registrant’s upcoming post-effective amendment filing(s) to its Registration Statement.

Response: The Registrant hereby confirms that all required information will be filed with the SEC in the Registrant’s upcoming post-effective amendment filing(s) to its Registration Statement.

9.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.

Please do not hesitate to contact the undersigned at 202.261.3377 with any questions or comments concerning this correspondence.

October 10, 2013 Page 5

Very Truly Yours,

/s/ John M. Thornton

John M. Thornton

cc:	Matthew Wolfe, Vice President, Goldman Sachs Asset Management, L.P.

[Letterhead of Goldman, Sachs & Co.]

Exhibit A

October 10, 2013

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Dear Ms. Vroman-Lee:

On behalf of the Goldman Sachs Variable Insurance Trust (the “Registrant”), it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post- Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

•	the action of the SEC or its staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Matthew Wolfe

Matthew Wolfe

Assistant Secretary, Goldman Sachs Variable Insurance Trust

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